UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2011

Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Samil PricewaterhouseCoopers, our independent auditor, has conducted audits and expressed an opinion with regards to the consolidated statements of financial position of Gravity Co., Ltd. (the “Company”)and its subsidiary, and the related consolidated statements of income, changes in shareholders’ equity and cash flows as of and for the year ended December 31, 2010 in conformity with generally accepted accounting principles in the Republic of Korea (“2010 K-GAAP consolidated financial statements”).
The 2010 K-GAAP consolidated financial statements include the accounts of the Company and Barunson Interactive Corp., in which controlling financial interest was acquired by the Company in October 2010. Barunson Interactive, Corp. changed its name to Gravity Games Corp. in March 2011. The other subsidiaries of the Company are equity method investees.
A copy of the 2010 K-GAAP consolidated financial statements is attached hereto as Exhibit 99.1.
The Company expects to file its financial statements, including the notes thereto, as of and for the years ended December 31, 2010 and 2009, which are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) with its annual report for the fiscal year 2010 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”) as soon as practicable. The Company’s quarterly financial results, which the Company submits to the SEC on Form 6-K, are also prepared in conformity with U.S. GAAP.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: April 29, 2011

	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99. 1	The Company’s consolidated K-GAAP financial statements as of and for the year ended December 31, 2010 and the independent auditor’s report.